811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

April 11, 2024
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Michael Purcell
Kevin Dougherty

Re:	Chesapeake Energy Corporation Registration Statement on Form S-4

Filed February 29, 2024

File No. 333-277555

Ladies and Gentlemen:

On behalf of Chesapeake Energy Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2024. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission through its EDGAR system.

For ease of review, we have set forth below each of the numbered comments from the Staff’s comment letter to the Registration Statement, received on March 21, 2024, in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

April 11, 2024

Form S-4 filed February 29, 2024

The Merger

Background of the Merger, page 82

1.	Please clarify your disclosure about the persons involved in negotiations or other activities. For example, where the disclosure refers to the Southwestern or Chesapeake Boards, or to Southwestern and Chesapeake management teams, or to the executive management of either or certain members of executive management of either, or to advisors of such bodies, please clarify which individuals in those bodies were present for the meeting or other activity and/or which advisor was present.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 82 to 99 of the Amended Registration Statement to further clarify the persons involved.

2.	We note your reference to synergies considered by each of the Boards of Chesapeake and Southwestern throughout the negotiation, and under the sections for "Recommendation" of the Chesapeake and Southwestern Boards' and their "Reasons for the Merger." If there are both "Chesapeake Management Synergies Estimates" disclosed on page 112 and "Southwestern Projections Synergies" referenced in its advisors fairness opinion and used in various analyses, please disclose which synergy projection each Board relied on in making its recommendation, and which synergy projections are used in the "Southwestern Pro Forma Forecasted Financial Information" on page 110.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 102, 107, 111 and 113 of the Amended Registration Statement to clarify which synergy projections each Board and advisor relied on in their respective determinations and analyses.

Chesapeake Management Synergies Estimate, page 113

3.	You disclose that Chesapeake management estimated capital synergies at an annual runrate of $290 million and after-tax P&L synergies of $167 million (with an assumed annual cash tax rate of 13%), in each case phased-in 31% in 2024, 73% in 2025 and 100% in all years thereafter. Please discuss how these synergy projections compare to (i) disclosure on page 99 that Chesapeake believes that the Merger is expected to result in significant synergies of approximately "$400 million annually" and (ii) slide 9 of the "Investor Presentation" from January 11, 2024 filed as Exhibit 99.1 to a Form 8-K on that same day by Southwestern which provides a breakdown of $400 million in annual pro forma synergies among "Corporate and Regional costs," "D&C Cost Savings," and "Other Operating and Capital Savings."

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s management prepared estimates of capital and P&L synergies, which were projected to be phased in over time through 2026. These projected synergies were shared with Evercore, and in connection with its financial analyses, Evercore utilized the midpoint of the synergies estimated by Chesapeake management as follows: capital synergies at an annual run-rate of $290 million and after-tax P&L synergies of $167 million (with an assumed annual cash tax rate of 13%), which Chesapeake believed to be achievable.

The approximate $400 million per year of aggregate pro forma synergies referenced in the Company’s “Investor Presentation” from January 11, 2024 (the “Investor Presentation”) is an approximation of the synergies estimated by the Company’s management and is comprised of the same categories of synergies provided to and utilized by Evercore. For purposes of communicating with investors with respect to the potential synergies of the transaction, including in the Investor Presentation, the Company disclosed an aggregate synergies number below the midpoint, largely in recognition of the potential occurrence of certain risk factors that could prevent the full estimated amount of synergies from being realized or delay the timing of such realization, including the risk factors identified in the Registration Statement in “Risk Factors—Risk Factors Relating to the Combined Company Following the Merger—The synergies attributable to the Merger may vary from expectations”.   The Company believes that the difference between the aggregate synergies midpoint utilized by Evercore and aggregate synergies estimate presented in the Investor Presentation is immaterial to shareholders in considering the proposals included in the joint proxy statement/prospectus included in the Registration Statement.

The Company has revised its disclosures on page 113 of the Amended Registration Statement to clarify that Evercore’s evaluation of the fairness of the Exchange Ratio assumed certain amounts of synergies within a range of estimated synergies prepared by Chesapeake’s management.

Opinion of Southwestern’s Financial Advisor, page 123

4.	We note that in rendering the opinion and performing its related financial analyses, Goldman Sachs discloses that it reviewed certain operating synergies projected by the management of Southwestern to result from the transaction (referred to in this section as “Southwestern Projections Synergies”). Such synergy projections appear used in both the "Illustrative Discounted Cash Flow Analysis — Pro Forma Combined Company" analysis and the "Illustrative Present Value of Future Share Price Analysis — Pro Forma Combined Company" analysis. Please disclose the Southwestern Projections Synergies shared with and used in various Goldman Sachs' analyses.

April 11, 2024

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 107, 111, and 124 of the Amended Registration Statement to disclose the synergies prepared by Southwestern and approved for use by Goldman Sachs in their analyses under the Sections titled “Southwestern Management Synergies Estimates” and “Opinion of Southwestern’s Financial Advisor.”

The Merger Agreement

Organizational Documents; Directors and Officers, page 147

5.	You disclose on page 24 and elsewhere that directors of the combined company will be a mix of directors selected by Chesapeake and Southwestern and that management of Chesapeake following the completion of the Merger will include officers and other key employees from Chesapeake and Southwestern. Please revise to identify each person who will serve as a director or an executive officer of the combined company. With respect to each person who will serve as a director or executive officer of the registrant, please also provide the information required by Item 19(a)(7) of Form S-4. To the extent that you intend to incorporate any such information by reference, we note that your registration statement incorporates by reference the Form 10-Ks for Chesapeake and Southwestern for the fiscal year ended December 31, 2023. Chesapeake's Form 10-K in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed, and Southwestern's 10-K provides that the information required will be filed as an amendment to its Form 10-K within 120 days after the end of its fiscal year. If you intend to incorporate by reference the information required by Item 19(a)(7) of Form S-4, please be advised that we cannot accelerate the effective date of your registration statement until you and Southwestern Energy have either filed the definitive proxy statement or included the officer and director information in the Forms 10-K. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 24, 53, 103, 142 and 147 of the Amended Registration Statement to include the names of the individuals named by Southwestern who we expect will serve as directors of the combined company. The Company respectfully acknowledges the Staff’s comment regarding the identity of the individuals who will serve as executive officers of the combined company, and the information required by Item 18(a)(7) of Form S-4, and advises that Staff that the Company intends to incorporate by reference the information required by Item 18(a)(7) of Form S-4 and will file its definitive proxy statement, and Southwestern will file an amendment to its Form 10-K, before the Company requests effectiveness of the Registration Statement. Following such filings, the Company will file a pre-effective amendment to the Registration Statement incorporating the required information and the Company’s definitive proxy statement and Southwestern’s Form 10-K/A by reference. Additionally, the Company intends to name the individuals that will serve as executive officers of the combined company by pre-effective amendment to the Registration Statement, to the extent they are known at such time.

* * *

April 11, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 713.546.7415 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kevin Richardson
Kevin M. Richardson
of LATHAM & WATKINS LLP

cc:	(via email)
Benjamin E. Russ, Executive Vice President—General Counsel and Corporate Secretary, Chesapeake Energy Corporation
William N. Finnegan IV, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP